Dear Fellow Shareholder,

This past year has been one of the more volatile of recent history. Your company achieved major milestones including the announcement of new gold and silver resources at its two principal properties. The year has also been one of extraordinary challenges revealed by major disruptions in world-wide financial markets. Nevertheless Esperanza emerges as a stronger company with outstanding properties, a positive working capital position, and a deep talent pool dedicated to generating shareholder value.

Cerro Jumil, Mexico

We began the year with two rigs turning at Cerro Jumil and proceeded to complete a multi-year program of over 30,000 meters of drilling. An initial resource estimate was published on October 1 consisting of 642,000 gold-equivalent ounces in the measured and indicated category and 442,000 ounces in the inferred category. The attached table provides the details.

Esperanza has initiated a number of complementary studies aimed at moving the project forward to a development stage. A follow-up metallurgical study has been commissioned to expand upon the prior work. Early indications are that simple and cost effective gold recovery methods can be used. Other investigations that were begun include preliminary mine design and planning, hydrological studies, socio-economic studies as well as additional exploration for resource expansion.

Much of this work will be incorporated into a Preliminary Economic Assessment (“PEA”) that we anticipate by early in the third quarter of 2009. The PEA, a study preliminary to a full feasibility investigation, has two purposes: to demonstrate potential economic viability of the project under known conditions and to help our geologists and engineers more precisely define the required follow up study. We anticipate that further work, particularly drilling on new exploration targets contiguous to the known resource, will allow the project to grow in scale. Those further results will be incorporated into a future feasibility study.

San Luis, Peru

The San Luis project achieved two significant milestones in 2008: the announcement of a measured and indicated resource containing 9 million ounces of silver and 348,000 ounces of gold (see attached table) plus the launch of a feasibility study for the initial development of a mine.

The estimated resource is on one defined ore body contained by the Ayelén vein and is characterized by exceptionally high grades of both silver and gold known by geologists as “bonanza” type mineralization. Numerous additional exploration targets exist throughout the 30,000 hectare claim block and will be the focus of future geologic investigation.

The feasibility study is expected to be completed by the end of the second quarter 2009. After a period of review a production decision will be evaluated by the joint-venture. The property is currently operated by Silver Standard Resources Inc. which will earn a 70% percent interest by producing the feasibility study. It has the option to earn an additional 10% interest by providing all funding to place a mine into commercial production.

Project Generation

A key component in your Company’s success to date has been its ability to successfully generate new exploration projects. Cerro Jumil and San Luis are the result of generative efforts. This endeavor continued at full pace in both Mexico and Peru during 2008. Our geologists evaluated 44 new exploration plays. Of these, three new properties were acquired. Additionally, another 14 properties previously acquired were abandoned because they did not meet Esperanza’s criteria for continued work.

We intend to continue these efforts during 2009. Work in Peru will be centered on advancing our current property portfolio of seven properties and new project generation centered in the Cordillera Negra – the same region where Esperanza’s geologists discovered San Luis. Mexican efforts are centered in the Cerro Jumil area where new areas of potential mineralization have already been identified and new claims staked.

2009

We begin the current year in an enviable position. We have two advanced stage projects, an excellent exploration portfolio and sufficient working capital to meet our forecast needs. Esperanza’s status combined with the current distressed economic situation in financial markets actually provides a new opportunity. The Company has been actively evaluating acquisition objectives. A wide variety of property and corporate targets have been reviewed. We will also evaluate the possibility of monetizing some of our assets if that capital can be re-applied to growing the company and creating greater shareholder value.

As always, I would like to close this letter by thanking our fellow shareholders. There is no doubt that these have been trying times. Nevertheless, we here at Esperanza are focusing all of our efforts on not just surviving but thriving through it all. Our combination of assets and talent together with a positive precious metals environment let me believe that our best days are in front of us. But without your continued support nothing would be possible.

Sincerely

Signed:

“William J. Pincus”

William J Pincus
President and CEO

Cerro Jumil Resource (as at October 1, 2008)
Category	Tonnes (000)	Gold (g/t)	Silver (g)t)	Contained Gold (oz 000)	Contained Silver (oz 000)	Gold Equivalent (oz 000)
Measured	8,003	0.90	0.01	232	4	232
Indicated	15,225	0.83	1.0	405	476	410
Measured and Indicated	23,227	0.85	0.6	636	479	642
Inferred	15,810	0.74	11.9	378	6,068	442

Gold-equivalent values are based upon prices of US$ 700/oz gold and US$ 12.50/oz silver, and a silver to gold metal recovery ratio of 0.62. Totals may not sum due to rounding.

Dean Turner, P.Geo., a Qualified Person under National Instrument 43-101 and an independent consulting geologist, is responsible for the Cerro Jumil mineral resource estimate.

Further particulars are set out in Esperanza’s news release dated October 1, 2008.

San Luis Resource (as at December 2, 2008 and on 100% basis*)
Category	Tonnes	Gold (g/t)	Silver (g/t)	Contained Gold (oz 000)	Contained Silver (oz 000)	Gold- Equivalent (oz 000)
Measured	55,222	34.3	757.6	61	1,345	81
Indicated	429,183	20.8	555.0	287	7,658	404
Measured and Indicated	484,405	22.4	578.1	348	9,003	486
Inferred	20,145	5.6	270.1	3	174	6

* Currently Esperanza has a 45% interest in the project that may be diluted to 20% if Silver Standard elects to exercise its option to advance all funds necessary to initiate commercial production.

Gold-equivalent ounces assume a 65:1 gold to silver ratio based on US$600/troy ounce gold and US$9.25/troy ounce silver.

Contained metal may differ due to rounding.  Metallurgical recoveries are assumed to be 100%. Prepared by independent National Instrument 43-101 Qualified Persons Michael Lechner of Resource Modeling, Inc. and Donald Earnest of Resource Evaluations, Inc.

Further particulars are set out in Esperanza’s news release dated December 2, 2008

CAUTIONARY NOTE to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of gold and silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and  mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators using the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.   We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.

 “Inferred resources” have a greater amount of uncertainty as to their existence, and greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with Canadian National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.